Mail Stop 3561

September 21, 2005

Steven Chan, President
Driftwood Ventures, Inc.
707  7th Avenue, Suite 5
New Westminster, British Columbia
Canada  V3M 2J2

      Re:  Driftwood Ventures, Inc.
        	        Amendment No. 1 to Registration Statement on
                    Form SB-2
                    Filed on August 12, 2005
                    File No. 333-124829

Dear Mr. Chan:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the references to "the property." It appears that the company`s only right to the property consists of mineral claims.
Please revise throughout the registration statement to clarify that this "property" is simply mineral claims.

2. Insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is Steven Chan
Driftwood Ventures, Inc.
September 21, 2005
Page 2.

viewed on the Internet. For more information, please consult the EDGAR manual or contact Filer Support at 202-551-8900. Otherwise, provide the map to the staff for our review.

Prospectus Cover Page

3. Please disclose here and in the Summary and elsewhere as appropriate that the shares will be sold at a fixed price of $0.10 per share until the shares are listed on the OTC Bulletin Board.

Summary

4. With respect to the staff`s previous comment #6 in its letter dated June 16, 2005, and counsel`s supplemental response in its letter dated August 12, 2005, it is requested that disclosure be added to clarify how Ms. Tan and Mr. Chan met. We note that Mr. Chan was employed by Cambridge House International, Inc. and that Ms. Tan
"is known to our president...through his employment..."

5. We note your supplemental response #7 and hereby reiterate our previous comment #7. In this regard, please identify the prior owner of the property from which Ms. Tan purchased said property and disclose the price she paid for the property.

6. Please add your supplemental response #8 to the final paragraph preceding "The Offering" in the Summary section.

Summary Financial Information

7. Please update this summary information.

Risk Factors, page 6

8. In risk factor one, we note the statement that "[o]ur business plan calls for significant expenses in connection with the exploration of the Silver Creek Property....we will require
additional financing in order to determine whether the property contains economic mineralization and to cover our anticipated administrative costs." In the "Plan of Operations" section, please explain these milestones and expenses. Further, we note the statement that "[a]ny sale of share capital will result in dilution to existing shareholders." Please move this disclosure to a separate risk factor.

9. In risk factor two, we note the statement that "[w]e have only recently commenced exploration." Please reconcile this statement with the disclosure in the summary that "[t]o date, we have not conducted any exploration."

Steven Chan
Driftwood Ventures, Inc.
September 21, 2005
Page 3.

10. In risk factor eight under the subheading "Because our president has other business interests, he may not be able to or willing to devote a sufficient amount of time ...," please include the amount of hours per week the president will spend on the company`s affairs.

11. Please include an additional risk factor in regards to the company`s management lacking the qualifications, expertise and experience in mining exploration or operations.

Directors, Executive Officers, Promoters and Control Persons, page
15


12. Please include the business experience of Steven Chan during the past five years. See Item 401(a)(3) of Regulation S-B.

13. Please describe in more detail the business nature of Cambridge
House International Inc.

14. Please disclose the number of hours per week that each officer will spend on the company`s affairs.

Organization Within Last Five Years, page 19

15. Please describe the development of the company during the last three years. See Item 101(a) of Regulation S-B.

Description of Business, page 19

In General, page 19

1. We note the statement in the first paragraph on page 20 that "[w]e have not yet commenced the initial phase of exploration on the Silver
Creek property." Please reconcile this statement with the disclosure in the second paragraph that "[h]e has completed phase one program..." Also describe in detail the steps involved in the phase one program or the initial phase.

16. We note the statement that "[h]e...is awaiting results from the processing of samples that were gathered during the program." Please explain when and what samples were taken, the processing of samples and its significance, and when the company expects to receive the results.

17. Please disclose any affiliation between Messrs. Lawerence
Stephenson and MacDonald.

  Steven Chan
  Driftwood Ventures, Inc.
  September 21, 2005
  Page 4.

18. We note the statement that "we will make a decision as to whether or not we proceed with each successive phase based upon the analysis of the results of that program." Please describe when the company expects to make the determination in regards to the completion of phase one program.

19. We note the statement that "[o]ur directors will make this decision based upon the recommendations of the independent geologist...who oversee the program..." Please disclose who the independent geologist is for phase one and when the company expects the geologist to review the results and make the recommendations.

Mineral Property Purchase and Sale Agreement, page 20

20. Please describe the amount of funding spent by the company to date in exploration work.

Conclusions, page 22

21. With respect to our previous comment #25, please insure that the geological report is provided supplementally. We may have comments upon receipt and review of that report.

22. Please add your supplemental response to comment 28 to this section in regards to Mr. Stephenson conducting the phase one exploration program without the aid of a geological technician.

Reports to Security Holders, page 24

23. Please update the address of the SEC which is 100 F Street, N.
E.
Room 1580
      Washington, DC 20549.

Plan of Operations, page 24


24. Please describe the company`s plan of operation for the next twelve months as required by Item 303(a) of Regulation S-B. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. Also include those milestones which do not require funding.
See Item 303(a)(1) of Regulation S-B.

25. Please describe the milestones and day to day operations that will be carried out by management.

Steven Chan
Driftwood Ventures, Inc.
September 21, 2005
Page 5.

26. Please clearly indicate whether the additional $15,000 for professional fees and administrative expenses is solely for paying expenses in connection with the filing of the registration statement.

27. We note the statement that the "[t]otal expenditures over the next 12 months are therefore expected to be $20,000." We also note that the company had cash of only $16,748 as of March 31, 2005. Please disclose the cash on hand as of the most recent practicable date. Also describe the company`s plan to pay for its expenses over the next 12 months and any specific plan to raise capital.

28. We note that the company is not raising any capital in this offering. In light of the expenses of this registration statement and the company`s lack of funding for its exploration program, please explain why the company is pursuing this registration statement.

29. We note the statement on page 25 "[h]owever, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund the second phase of the exploration program." Please reconcile this statement with the disclosure on page 24 that "[w]e anticipate commencing the phase two program in the fall of 2005 and completing it within one month of commencement." You disclose that the cost of phase two exploration to be approximately $5,000. It would appear that the company should be nearing completion of phase two exploration and should have sufficient cash to pay for the expense according to the March 31, 2005 financial statements. Please advise or revise.

30. Please describe when the company expects to begin phase two exploration or if it has already begun phase two.

Results of Operations for the Period from Inception through March
31,
2005

31. Please explain the operating expenses of $17,373 and describe the professional fees of $6,259.

32. Please explain the donated services and rent of $3,500.

Description of Property, page 25


33. Please describe the company`s office in New Westminster, British
Columbia.  See Item 102(a) of Regulation S-B.


Steven Chan
Driftwood Ventures, Inc.
September 21, 2005
Page 6.

Certain Relationships and Related Transactions, page 25


34. Please describe whether the loan agreement between the company and Keith Smith is in writing.

Financial Statements

35. Please include the audited financial statements for the year ended December 31, 2004 in the registration statement. Please refer to the guidance in Item 310(a) of Regulation S-B.

General

36. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountant in the amendment.

Part II.

Recent Sales of Unregistered, page 31

37. Please add your supplemental response #35 to this section with respect to the reason for the increase in the price of the company`s stock from $0.01 per share to $0.10 per share.

Exhibits

38. Please include as exhibits all title transfer documents relating to the mineral claim.

39. We note in the Exhibit Index that the legal opinion is "to be provided prior to effective date." Please file the legal opinion in the next amendment. There may be comments upon reviewing the opinion.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Steven Chan
Driftwood Ventures, Inc.
September 21, 2005
Page 7.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Angela Halac at (202) 551- 3398 with any questions regarding accounting issues and you may contact Janice
McGuirk at (202) 551-3395 with any other questions.


		Sincerely,




		John Reynolds
      Assistant Director



Via Fax:  (604) 831-2735